UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

April 27, 2026
(Date of Report (Date of earliest event reported))

ENERGEA PORTFOLIO 4 USA LP
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

86-2564823
(I.R.S. Employer Identification No.)

52 Main Street, Chester, CT 06412
(Full mailing address of principal executive offices)

860-316-7466
(Issuer's telephone number, including area code)

Class A Investor Shares
(Title of each class of securities issued pursuant to Regulation A)

This Investment Committee ("IC") Memo includes projections and forward-looking information that represent the Manager's assumptions and expectations in light of currently available information. Except for statements of historical fact, the information contained herein constitutes forward-looking statements and they are provided to allow potential investors the opportunity to understand the Manager's beliefs and opinions in respect of the future so that they may use such beliefs and opinions as one factor in evaluating an investment. These forward-looking statements are not guarantees of future performance and necessarily involve known and unknown risks and uncertainties, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance. For a comprehensive discussion on forward-looking statements and the risks associated with this investment, please refer to the Offering Circular.

All capitalized terms used herein have a meaning set forth in the Offering Circular.

ITEM 9. OTHER EVENTS

EXECUTIVE SUMMARY

Iron Spur ("Project") is a 110MW AC / 140MW DC solar power plant located at County Road 342, Snyder, Texas 79549. The Project will be connected to the Wind Energy Transmission Texas grid ("Utility").

Energea Portfolio 4 USA LP (the "Company") has agreed to loan the Project's Single Purpose Entity ("SPE") up to $5,000,000 to support the early stages of the Project's construction. At the Company's discretion, it may convert the loan into project equity at any time. We believe the Project may be valuable once partially constructed and can be sold prior to COD. Alternatively, the Company may continue to lend money to the Project throughout construction and convert to equity and own a percentage of the Project on a long-term basis.

The U.S. solar market is experiencing dramatic change as the Investment Tax Credit ("ITC") policy winds down. Project developers have enjoyed a 30% federal tax credit for qualified costs associated with solar projects for over a decade. The policy is set to expire on July 4th, 2026, just as the country experiences a tremendous increase in energy demand to power data centers used by AI companies.

Since construction began at Iron Spur in March 2026, it will remain eligible for the ITC tax credit under the "start of construction safe harbor rules", so long as construction continues uninterrupted and the Project achieve commercial operation within four years.

We believe the combination of a waning solar incentive program and the increase in energy demand will result in higher energy prices, potentially resulting in a higher IRR than anticipated when the Project began development.

Key Information

General Information

Project Owner	Chet Pharies, Fernando Queiroz, Mark Nichols
Project Location	County Road 342, Snyder, TX 79549
Technology	Ground-mounted solar on trackers
System Size (AC/DC)	110 kW AC / 140 MW DC
Estimated Year 1 Production	317.17 GWhs
Coordinates	32.996424° N -101.005425° W
Land Status	Land Lease (signed)
Project Status	Under Construction
Useful Equipment Life	35 years

Stakeholders

SPE Name	CT Solar One, LLC
SPE Registered Office	Texas Secretary of State
Borrower of Convertable Debt	CT Solar One, LLC
Offtaker	TBD
O&M Contractor	NovaSource Power Services (NSPS)
Land Owner	CT Land & Cattle (Chet Pharies)

Uses of Capital

USD
Project Hard Cost	$120,225,000.00
Project Soft Cost	$14,446,424.00
Developer Fee	$3,800,000.00
Total CAPEX	$138,471,424.00
Additional Costs	$13,494,652.00
Total Financing	$151,966,076.00
Projected IRR	9.90%

Investment Structure

Energea Portfolio 4 USA LP is providing the development stage capital to the Project through a Convertible Loan and Security Agreement with CT Solar One LLC. Under this agreement, Energea can advance up to $5,000,000.00 to fund the Project's early construction activities, including permitting, interconnection studies, and other costs required to advance the Project to financial close. Each advance carries a fixed interest rate and a five-year maturity with interest paid monthly. Energea has the right, but not the obligation to convert the outstanding loan balance including accrued interest into equity of the Project. This would result in Energea obtaining majority ownership and governance rights upon conversion.

Sources & Uses / Capital Stack

During the development stage, project capital is provided through a combination of sponsor equity contributions from Levona Renewables and the Convertible Loan Agreement provided by Energea. Levona has funded early-stage development expenditures, while the loan agreement provides the primary development capital needed to advance the Project through late-stage development milestones. At NTP, the capital stack is expected to transition to a conventional project finance structure consisting of construction debt, tax equity financing and sponsor equity. Energea can participate either as an equity sponsor or through other financing structures.

Project Ownership, Governance and Roles

The Iron Spur Project is legally owned and developed by CT Solar One LLC, a special purpose vehicle established for the development, financing, construction, ownership and operation of the Project. The SPV is jointly sponsored by Levona Renewables LLC and Energea Portfolio 4 USA LP. Levona Renewables participates through an equity contribution and is responsible for the Project's development, technical execution, project management, engineering, permitting, interconnection, land agreements, Power Purchase Agreement, and owner's engineering for the duration of the construction and commissioning phase. Energea participates through a Convertible Loan instrument and acts as the financing sponsor, responsible for structuring the projects capital stack, arranging construction and tax equity financing, engaging investors and overseeing financial governance at the SPV level. This governance structure establishes a clear division of responsibilities between technical development and financing/capital structuring further ensuring smooth execution and bankability.

Key Legal Protections and Risk Mitigation

The convertible loan structure includes several investor protections designed to mitigate development stage risk. The loan is secured by a first-priority pledge of 100% of the membership interests in CT Solar One LLC which proves collateral at the sponsor level. The agreement also includes covenants restricting additional debt, asset transfers, equity issuances and related transactions without lender consent. In the event of a default, Energea may exercise secured creditor remedies, including foreclosure on the pledged equity interests or exercising governance rights over the project company.

As a development stage investment, the Project is exposed to risks related to permitting, interconnection timelines, PPA finalization and financing execution. These risks are mitigated by the sponsor's experience in project development, the Project's current progression towards late-stage development milestones and the structured investment approach. The convertible loan structure provides downside protection through collateral and lender rights, while preserving upside participation through the option to convert the loan into majority equity ownership if the Project is successfully completed.

Technical Summary

Site

Snyder, Texas is a small West Texas city and the county seat of Scurry County. Snyder currently has a local population of ~11,500 residents. The town sits in a semi-arid landscape typical of the region, which has been shaped mostly by ranching and agriculture. The town was later transformed by the arrival of the railroad in the early 1900's and a major oil boom that began after discoveries in the late 1940's. Today, Snyder's economy remains closely tied to oil and gas energy and related energy services, however, is broadening that to include the development of wind and solar projects in the region.

CT Land and Cattle ("Landowner") owns the site. The site was secured through the Land Lease Agreement signed between Levona Renewables LLC and the Landowner on April 24, 2025. The duration of the Land Lease Agreement is 35 years, with a lease price of $550/acre per year plus 5% SPV rights.

Design

Major System Components

Component Name	Manufacturer and Model	Unit Quantity	Energea Notes
Modules	SEG Solar Inc. SEG-705-BTC-BG-210-2024V3.0	198,592	Tier 1 module manufacturer based in Houston, Texas.
Inverters	TMEIC PVU-L0840URN PRJ01	162	Tier 1 inverter manufacturer based in Tokyo, Japan
Racking	FTC FTC Pioneer 1P	1	Tier 1 tracker manufacturer based in Texas

Energy Projection

The Project's PVsyst simulation report estimates that the Project has a 50% chance of producing at least 317.38 GWh's with a resulting performance ratio of 84% during its first year of operation. The SEG modules exhibit minimal degradation over their lifespan, ensuring reliable long-term performance. They are warrantied to experience 1% power loss in the first year of operation and an annual degradation rate of <0.6% thereafter over a 30-year lifespan. Enhanced resistance to light-induced degradation and elevated temperature-induced degradation further ensures minimal power loss, making them a great choice for the Project.

Interconnection

The Project is designed to be a 110MW AC solar generating facility in Texas that plans to interconnect to the Wind Energy Transmission Texas ("WETT") infrastructure through an existing substation. The Project will require construction of approximately 6.5 miles of new 345 kV transmission line from the plant to the substation, but importantly, the substation itself does not require any upgrades to accommodate the Project's interconnection. This is a meaningful advantage, as avoiding substation upgrades reduces both cost and execution risk and helps streamline the interconnection process. The Project submitted its interconnection request to the Electric Reliability Council of Texas ("ERCOT") on July 7, 2025, under application number 28INR0301. The Interconnection Study Agreement ("ISA") was signed on August 14, 2025; however, ERCOT has not yet initiated the study services because a required payment remains outstanding. In order to obtain interconnection approval and ultimately execute the Generation Interconnection Agreement ("GIA"), the Project must first make the outstanding ISA payment and then wait an expected 120 days for ERCOT to complete the interconnection study, after which the Project should be able to proceed with signing the GIA with the utility.

Offtaker

The Project's contracted revenue is expected to be supported by Amazon Web Services ("AWS") under a Power Purchase Agreement. AWS is part of Amazon.com, Inc., a highly creditworthy, investment-grade corporate counterparty with strong liquidity and large operating scale, which materially enhances project bankability and is typically viewed favorably by lenders. In addition to credit strength, Amazon is widely recognized as one of the most active and experienced corporate renewable energy buyers globally, having executed renewable energy contracts at significant scale over multiple years, including large volumes of solar PPA's. This track record provides meaningful comfort around execution and ongoing performance, and suggests the transaction aligns with an established internal renewable procurement program rather than a one-off purchase. The PPA has not yet been signed, but the parties have executed an Exclusivity Agreement with a 120-day validity period, and a draft PPA has already been received from Amazon for review and comment. The current expectation is to execute the PPA in January 2026. The agreement term is 15 years from commercial operation, with two additional 2-year extension options exercisable at Amazon's sole discretion.

EPC

Levona Renewables managed the Project's EPC procurement and RFP process through a structured, data-driven evaluation framework designed to optimize CAPEX, ensure technical compliance, and maximize eligibility for federal incentives. These will include the 30% Investment Tax Credit (ITC) and potential Domestic Content Bonus under the IRA. The procurement plan summarizes a recommended equipment purchase and construction strategy. Based on their competitive proposal analysis using a weighted decision matrix focusing on cost, technical compliance, lead times, warranty/support, domestic content, and track record, Levona's recommended suppliers include SEG Solar for modules, TMEIC for central inverters, FTC Solar for single-axis trackers and Virginia Transformers for the 34.5kV to 345kV step-up transformer. For the engineering and construction execution, Levona identified Huwa Enterprises as the leading EPC construction candidate based on their competitive proposal of approximately ~$37MM and an estimated construction schedule of 16 months which is subject to final negotiation. Overall, the RFP process concludes that the procurement approach is aligned with prevailing utility-scale solar market benchmarks in ERCOT, supports bankability through reputable suppliers, and is structured to maintain schedule certainty and disciplined cost control through milestone-based contracting.

O&M

The Operations and Maintenance ("O&M") for the Project will be contracted with NovaSource Power Services, a well-established solar O&M provider that is widely recognized as one of the largest independent operators in the industry, with more than 20 GW of solar assets under management globally and a significant utility-scale operating footprint. NovaSource's scale and track record, including recognition as a top-ranked O&M provider by leading industry research firms, supports the decision to select NSPS as the project's long-term service partner and provides confidence in their ability to execute performance-focused operations at utility scale. Under the O&M agreement, NSPS will provide comprehensive plant services required to support long-term operational performance and availability, including module washing, landscaping and vegetation management, 24/7 monitoring, preventative maintenance, corrective maintenance, warranty support, and any additional service needs required to maintain reliable operations over the life of the Project. The O&M agreement is expected to be executed once construction is complete and the Project has been energized.

Health, Safety, Environmental and Community "HSEC"

The project is located in a remote rural area with low population density, on a private property known as Covered S Ranch, comprising tens of thousands of acres, with the surrounding area predominantly consisting of pastureland and other rural properties. There is no proximity to high-risk areas, such as vulnerable urban zones or regions associated with illicit activities, which contributes to an overall low security risk profile. No critical concerns were identified regarding the protection of assets, employees, contractors, or local communities, based on the information provided.

No records of incidents or accidents at the site were identified, including theft, robbery, vandalism, or occupational accidents, nor were any police reports or records associated with the area identified. No complaints from neighbors or members of the local community related to the project have been reported. In general, the region presents low crime rates, with a predominance of occasional, lower-severity incidents such as minor theft or vandalism.

The project is located in Kent County, Texas, a rural region where public services are typically provided at the county level. Basic infrastructure and emergency services are supported by nearby communities, such as the city of Snyder, located approximately 25 to 35 miles (40 to 55 km) from the project area, with services provided by local police and fire departments, as well as the county sheriff's office.

The project area is enclosed by high-quality metal fencing, with controlled access through gates equipped with coded locks, and is situated within an active ranch of approximately 27,000 acres, continuously monitored by local personnel present 24 hours a day. Additional monitoring measures are planned for the construction phase.

No records of significant environmental disasters affecting the project area were identified. However, the region is subject to typical West Texas climatic risks, including hail, wildfires, and lightning storms.

No records of insurance claims related to the project have been identified to date, as informed by the seller. However, the developers Levona and Elgin have already secured insurance coverage for the construction phase, with Energea named as an insured party.

Historical analyses indicate that the project area has been used as pastureland since at least 1940, with no records of occupation by traditional communities, such as Indigenous or Quilombola groups, nor any evidence of their presence in the area or its surroundings.

From an environmental perspective, natural drainage features have been identified within the project area, with the potential to convey water during rainfall events. No Permanent Preservation Areas (APPs) or formally protected areas have been identified within the project boundaries, although aquatic features such as ponds and intermittent drainage channels are present.

There are no conservation units or state-managed lands within the project area. The nearest identified body is Lake Alan Henry, located approximately 1.75 miles (around 2.8 km) from the project site.

Finally, no historical or archaeological sites, or cultural resources listed in official databases, have been identified within a one-mile radius of the project area.

In summary, the project presents an overall low-risk profile with respect to health, safety, environmental, and community aspects, with no material liabilities or critical factors identified that could compromise its viability.

Service Providers

The due diligence metrics outlined below are intended to ensure the selection of reliable and economically sound companies to provide regular services for the Project. These procedures aim to verify that potential contractors are financially healthy, committed to fulfilling their tax, labor and civil obligations, and help mitigate legal-related risks in accordance with applicable laws and regulations.

Energea Service Providers - Due Diligence

Phase	Objective	Requirements / Actions/ Documents
Pre-Contractual Due Diligence	Project experience, current financial standing, business registration, insurance, OSHA and labor compliance	Project Experience Report
State Registration Certificate
Financial Statements
Organizational Chart
Insurance Certificates
Worker's Compensation Insurance
OSHA safety training certifications and required PPE list for site workers
Company Emergency Action Plan (EAP)
Contractual	Health, safety, and labor law obligations	Health/safety obligations
Compliance with OSHA and local labor laws

Permitting

Permitting for the Project is expected to be straightforward, with no major federal or state environmental permits currently anticipated based on the Project's characteristics and location. The primary permitting requirements are expected to include a stormwater permit during construction, which will be obtained as project design advances, and potentially a Clean Water Act Section 404 permit only if wetlands or other Waters of the U.S. are identified through the ongoing aquatic resources delineation. Other typical local approvals include zoning, grading, building, tree removal and cultural resources are not currently expected based on common conditions in rural Texas counties, though this will be confirmed through the Project's Permitting Matrix and Critical Issues Analysis. No NEPA related permitting is anticipated, as the project does not involve federal funding or federal land. Overall, the Project remains in the early stages of environmental and permitting due diligence, with key baseline studies completed or underway, including topographic surveys, protected species assessment and aquatic resource delineation.

Stakeholder Engagement

The Project is located entirely on private land owned by CT Land & Cattle, which controls approximately 27,000 contiguous acres in the region. The landowner is a long-term partner in the Project, holding a 5% equity interest in the Project SPV, and is also a partner in Levona Renewables, the Project's development and management entity.

This ownership and partnership structure creates strong alignment of interests across land control, project development, and long-term operations, and materially mitigates land-related and stakeholder risks over the life of the Project.

The proposed 345 kV interconnection transmission line to the WETT substation is expected to be constructed entirely within land controlled by CT Land & Cattle, which significantly reduces right-of-way risk and avoids the need for third-party land acquisition, state right-of-way approvals, or eminent domain proceedings that can otherwise impact schedule and cost certainty.

The site is currently used for traditional ranching and recreational activities, and the solar development represents a transition toward a stable, long-term clean energy use while preserving surface rights and minimizing disruption to existing land activities.

The Project is fully contained within private property with controlled access and no residential displacement. There has been no local opposition identified, and the development does not rely on public land or sensitive community interfaces, resulting in a low stakeholder and social risk profile

Financial Summary

The nominal post-tax IRR of Iron Spur's sponsor equity investors is projected to be 9.90%, with an estimated payback of approximately 11 years, 1 month and 2 days.

Capital Expenses ("CAPEX")

Capital expenditures (CAPEX) for the Project include the full costs required to design and construct the facility, including major equipment and materials (modules, inverters, trackers, transformers, and balance-of-system components), installation and construction labor, civil and site work (grading, roads, drainage, fencing, and foundations), and associated engineering and project management. The following table summarizes the current CAPEX estimate based on the proposed procurement and construction approach and will be refined as final contracts and detailed design are completed.

Capital Expenditures Assumptions

US Dollars (USD)
Solar Modules	$39,130,000.00
Inverters	$8,385,000.00
Trackers	$8,385,000.00
Electrical Materials	$4,200,000.00
Site Works	$54,400,000.00
Others	$5,725,000.00
Total Hard Costs	$120,225,000.00

Appraisals	$12,791,639.00
Closing Costs	$1,654,784.00
Total Soft Costs	$14,446,424.00

Developer Fee	$3,800,000.00

Total CAPEX	$138,471,424.00

Revenue

The Project's revenue will be governed by a Power Purchase Agreement with Amazon Web Services, under which the Project will sell the contracted portion of its generated electricity and associated renewable attributes under a defined pricing and settlement structure. The revenue is determined through market settlement at the ERCOT West Hub and then "trued up" against the contract price rather than requiring physical delivery to AWS. The PPA includes a 15-year term from Commercial Operation Date (COD) and provides AWS with a 2-year extension option, which would allow the buyer to extend the revenue contract beyond the base term. The pricing framework includes a stated contract price of $43.52/MWh with a 2% annual escalator, and the products include Texas Renewable Energy Credits. The agreement also establishes standard project-finance style provisions that drive revenue certainty and performance accountability, including monthly billing, defined payment timelines, a floor price and floor cap construct tied to market price conditions, development and operational security requirements, and liquidated damages for delays or underperformance relative to contracted capacity and availability thresholds.

Revenue Assumptions

Contract Type	Power Purchase Agreement
Revenue Contract Term	15 years w 2-year option to extend
Contracted Rate	$43.52/MWh
Escalator	2% per year
Starting Year MWh Assumption	285,203.00 MWh's

Operating Expenses ("OPEX")

The model assumes the Operating Expenses described within the "Project Review" section, with its values priced as on the table below.

Operating Expenses Assumptions

Operations & Maintenance	$122,500.00 / month
Land Rental	$263,000.00 / year
Insurance - GL & Property	$346,178.56 / year
Management Software	$2,084.82 / month
Accounting Expenses	$4,166.67 / month
Property Taxes	$43,750.00 / month

Total OPEX (Year 1)	$2,679,196.44 / year

Legal Summary

Each of the contracts that comprise the Project have been drafted, negotiated and reviewed by the Manager. This section specifically comments on the review of the following contracts:
a)     Full Interconnection Study Agreement
b)     Solar Lease and Easement Agreement
c)     Renewable Energy Project Exclusivity Agreement
d)     Convertible Loan and Security Agreement

Full Interconnection Study Agreement

Contract	Full Interconnection Study Agreement
Date	August 14, 2025
Parties	CT Solar One - Generator Wind Energy Transmission Texas, LLC - Host Utility
Term	1 year or until study is completed
Purpose
WETT will perform the study consistent with all ERCOT requirements, including steady-state/load flow, short circuit analysis, dynamic and transiente stability, facility study, SSR study and other miscellaneous studies as needed.

Cost	$149,000.00. Deposit and NTP due upon execution
Governing Law	Texas
Early Termination	Either party may terminate for default, 10 days cure for payment default and 30 days for other defaults.

Solar Lease and Easement Agreement

Contract	Solar Lease and Easement Agreement
Effective Date	April 24, 2025
Parties	Ct Land and Cattle Co, LLC - Lessor Levona Renewables, LLC - Lessee
Term	35 years after the Project becomes commercially operational.
Purpose
Levona is responsible for developing, permitting, constructing, operating and maintaining the Project and for lease payments to the Owner. Levona will also repair land, pay incremental property tax payments and restore the land to its original condition at the end of the agreement term.

The Owner (lessor) is granting the lease and easement rights for the Project, will not interfere with solar access or land use, and will help conduct development of the Project as it relates to the land and documentation. The Lessor will also pay the base property taxes on the land, excluding the increase due to the Project.

Lease Amount	$550.00/acre per year +5% SPV Stake
Surface Rights	Owner reserves surface use rights on the land, including oil and gas exploration, ranching/agriculture and hunting/recreation use.

Renewable Energy Project Exclusivity Agreement

Contract	Renewable Energy Project Exclusivity Agreement
Date	August 25, 2025
Parties	Amazon Energy LLC - Buyer Levona Renewables, LLC - Seller
Purpose	The stated intent is for the parties to negotiate a PPA for the project on an exclusive basis during the exclusivity period.
Term	The exclusivity period starts on the effective date and expires on the "Expiration Date", which is defined as the earlier of seller termination notice or buyer termination notice within 120 days.
Governing Law	Washington State Law

Convertible Loan and Security Agreement

Contract	Convertible Loan and Security Agreement
Effective Date	December 31, 2025
Parties	Energea Portfolio 4 USA LP - Lender CT Solar One LLC - Borrower Fernando Diniz Queiroz, Mark Nichols and Chet Pharies - Pledgors
Purpose	To provide development-stage financing to CT Solar One LLC for the advancement of the Iron Spur solar Project.
Maximum Facility Amount	Up to $5,000,000.00 in advances at the lender's discretion.
Use of Proceeds	Funding development costs associated with the Project, including permitting, interconnection and other Project related development expenses.
Interest Rate	13.8% per annum (subject to increase)
Maturity	Five Years from the date of each advance
Conversion Right
Energea has the right, but not the obligation to convert outstanding loan amounts and accrued interest into equity in CT Solar One LLC. Conversion would result in Energea obtaining at least 51% ownership of the SPV.

Collateral/Security	First priority pledge of 100% of the membership interests of CT Solar One LLC, granted by the projects founders.
Governing Law	State of New York

Documentation Checklist

	Document Name	Status
SPE	Operating Agreement	Confirmed
	FEIN	Confirmed
	State Registration	Confirmed
Site	Site Photos	Confirmed
	Land Owner Documents	Confirmed
	Land Lease Agreement	Confirmed
	KMZ File	Confirmed
	Mineral Rights Documentation	Confirmed
	Geotechnical Study	Confirmed
	Topography Study	Confirmed
Design and Application	Energy Resource Study	Confirmed
	Project Summary	Confirmed
	Preliminary Engineering	Confirmed
	Procurement Plan	Confirmed
	Independent Engineer Report	Confirmed
Interconnection	Interconnection Application	In Process
	System Impact Study	Confirmed
	Interconnection Agreement	Upcoming
Permit	Electrical Permit	Upcoming
	Environmental Permit	Upcoming
Offtaker	Exclusivity Agreement	Confirmed
	Power Purchase Agreement	In Process
Investment	Project Model	Confirmed
	Convertible Loan and Security Agreement	Confirmed

The Investment Committee members have performed the necessary review of the Project and hereby approve the Project for investment by the Company.

Signatures

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Energea Portfolio 4 USA LP

By: Energea Global LLC

By /s/ MICHAEL SILVESTRINI
Name: Michael Silvestrini
Title: Co-Founder and Managing Partner

This document has been signed by the following person in the capacities and on the date indicated.

By /s/ MICHAEL SILVESTRINI
Name: Mike Silvestrini
Title: Co-Founder and Managing Partner of Energea Global LLC (Principal Executive Officer, Principal Financial Officer and Principal Accounting Officer)

Date: April 27, 2026

Exhibit I: Forecasted Financial Statements

IRON SPUR
CONSOLIDATED BALANCE SHEETS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Assets
Current assets:
Cash and cash equivalents	$ 33,915,752	$ -	$ 9,839	$ 1,616	$ -0	$ -0	$ -0	$ -0	$ -0	$ -0
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Total current assets	33,915,752	0	9,839	1,616	(0)	(0)	(0)	(0)	(0)	(0)
Property and equipment	26,339,795	86,760,684	138,471,424	138,471,424	138,471,424	138,471,424	138,471,424	138,471,424	138,471,424	138,471,424
Depreciation	0	0	(7,631,381)	(35,104,351)	(66,850,895)	(85,898,821)	(99,085,847)	(110,075,035)	(114,470,710)	(114,470,710)
Tax credits	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Total assets	$ 60,255,547	$ 86,760,684	$ 130,849,882	$ 103,368,688	$ 71,620,529	$ 52,572,603	$ 39,385,577	$ 28,396,389	$ 24,000,714	$ 24,000,714

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Short-term debt	0	0	0	0	0	0	0	0	0	0
Accrued expenses and other current liabilities	0	0	0	0	0	0	0	0	0	0
Total current liabilities	0	0	0	0	0	0	0	0	0	0
Tax payable	0	0	0	0	0	0	0	0	0	0
Long-term debt	61,883,892	59,198,132	56,339,620	53,297,243	50,059,174	46,612,827	42,944,805	39,040,849	34,885,783	30,463,456
Other liabilities	0	0	0	0	0	0	0	0	0	0
Total liabilities	61,883,892	59,198,132	56,339,620	53,297,243	50,059,174	46,612,827	42,944,805	39,040,849	34,885,783	30,463,456

Stockholders' equity:
Additional paid-in capital	0	32,982,571	89,011,599	89,011,599	89,011,599	89,011,599	89,011,599	89,011,599	89,011,599	89,011,599
Retained earnings	(1,628,346)	(5,420,019)	(14,501,337)	(38,940,153)	(67,450,244)	(83,051,823)	(92,570,827)	(99,656,059)	(99,896,668)	(95,474,341)
Total stockholders' equity	(1,628,346)	27,562,552	74,510,262	50,071,446	21,561,355	5,959,776	(3,559,228)	(10,644,460)	(10,885,069)	(6,462,742)
Total liabilities and stockholders' equity	$ 60,255,547	$ 86,760,684	$ 130,849,882	$ 103,368,688	$ 71,620,529	$ 52,572,603	$ 39,385,577	$ 28,396,389	$ 24,000,714	$ 24,000,714

IRON SPUR
CONSOLIDATED STATEMENTS OF INCOME

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Gross revenue	$ -	$ -	$ 4,253,842	$ 13,940,163	$ 14,129,968	$ 14,309,216	$ 14,491,294	$ 14,676,244	$ 14,864,106	$ 15,054,924
Taxes on revenue:
Total taxes on revenue	0	0	0	0	0	0	0	0	0	0
Net revenue	0	0	4,253,842	13,940,163	14,129,968	14,309,216	14,491,294	14,676,244	14,864,106	15,054,924
Costs and expenses:
Operations and maintenance	0	0	512,345	1,562,576	1,593,827	1,625,704	1,658,218	1,691,382	1,725,210	1,759,714
Land or roof rental	0	0	360,164	367,367	374,715	382,209	389,853	397,650	405,603	413,715
Insurance	0	0	360,164	367,367	374,715	382,209	389,853	397,650	405,603	413,715
Energy management software	0	0	8,720	26,593	29,382	27,668	28,221	28,785	29,361	29,948
Asset management fees	0	0	63,808	209,102	211,950	214,638	217,369	220,144	222,962	225,824
Accounting expenses	0	0	17,513	53,237	54,302	55,388	56,496	57,626	58,778	59,954
Franchise taxes	0	0	175,000	525,000	525,000	525,000	525,000	525,000	525,000	525,000
Other	0	0	942	0	0	0	0	0	0	0
Total costs and expenses	0	0	1,498,656	3,111,244	3,163,890	3,212,816	3,265,011	3,318,238	3,372,518	3,427,871
Income from operations	0	0	2,755,186	10,828,919	10,966,078	11,096,400	11,226,284	11,358,006	11,491,588	11,627,053
Interest and other income (expense), net	(1,628,346)	(3,791,673)	(3,618,920)	(3,435,056)	(3,239,364)	(3,031,086)	(2,809,411)	(2,573,477)	(2,322,367)	(2,055,106)
Depreciation and amortization	0	0	(7,631,381)	(27,472,970)	(31,746,544)	(19,047,926)	(13,187,026)	(10,989,188)	(4,395,675)	0
Income before provision for income taxes	(1,628,346)	(3,791,673)	(8,495,115)	(20,079,107)	(24,019,830)	(10,982,612)	(4,770,153)	(2,204,659)	4,773,546	9,571,947
Provision for income taxes	0	0	0	0	0	0	0	0	0	0
Net income	$ -1,628,346	$ -3,791,673	$ -8,495,115	$ -20,079,107	$ -24,019,830	$ -10,982,612	$ -4,770,153	$ -2,204,659	$ 4,773,546	$ 9,571,947

IRON SPUR
CONSOLIDATED STATEMENTS OF CASH FLOWS

	December 31,
	2026	2027	2028	2029	2030	2031	2032	2033	2034	2035
Cash flows from operating activities
Net income	$ -1,628,346	$ -3,791,673	$ -8,495,115	$ -20,079,107	$ -24,019,830	$ -10,982,612	$ -4,770,153	$ -2,204,659	$ 4,773,546	$ 9,571,947
Adjustments in net income:
Depreciation and amortization	0	0	7,631,381	27,472,970	31,746,544	19,047,926	13,187,026	10,989,188	4,395,675	0
Other	0	0	0	0	0	0	0	0	0	0
Changes in assets and liabilities:
Accounts receivable	0	0	0	0	0	0	0	0	0	0
Prepaid expenses and other current assets	0	0	0	0	0	0	0	0	0	0
Other assets	0	0	0	0	0	0	0	0	0	0
Accounts payable	0	0	0	0	0	0	0	0	0	0
Other liabilities	0	0	0	0	0	0	0	0	0	0
Net cash provided by operating activities	(1,628,346)	(3,791,673)	(863,734)	7,393,863	7,726,714	8,065,314	8,416,873	8,784,529	9,169,221	9,571,947
Cash flows from investing activities
Purchases of property and equipment, net	(26,339,795)	(60,420,890)	(51,710,739)	0	0	0	0	0	0	0
Other investing activities, net	0	0	0	0	0	0	0	0	0	0
Net cash used in investing activities	(26,339,795)	(60,420,890)	(51,710,739)	0	0	0	0	0	0	0
Cash flows from financing activities
Issuance (repayment) of debt	61,883,892	(2,685,760)	(2,858,513)	(3,042,377)	(3,238,069)	(3,446,347)	(3,668,022)	(3,903,956)	(4,155,066)	(4,422,327)
Issuance (reduction) of equity capital	0	32,982,571	56,029,028	0	0	0	0	0	0	0
Distributions paid to investors	0	0	(586,203)	(4,359,709)	(4,490,261)	(4,618,967)	(4,748,851)	(4,880,573)	(5,014,155)	(5,149,620)
Net cash used in financing activities	61,883,892	30,296,811	52,584,312	(7,402,086)	(7,728,329)	(8,065,314)	(8,416,873)	(8,784,529)	(9,169,221)	(9,571,947)

Net increase (decrease) in cash	33,915,752	(33,915,752)	9,839	(8,223)	(1,616)	0	0	0	0	0
Cash at beginning of the period	0	33,915,752	0	9,839	1,616	(0)	(0)	(0)	(0)	(0)
Cash at end of the period	$ 33,915,752	$ -	$ 9,839	$ 1,616	$ -0	$ -0	$ -0	$ -0	$ -0	$ -0